Exhibit 13.16

Video: NORA CUT 2 – Uploaded June 12, 2019
https://vimeo.com/341884831

Transcript:
Emma McGann: Today, media distribution is controlled by a small number of networks who have amassed hundreds of billions of dollars of enterprise value. Yet, just a small fraction of this value is being shared back with contributors, like me, who have helped enable social success.

Adi Sideman: Props helps create greater alignment between apps and their users. We wrapped blockchain technology into a simple API that enables apps to easily integrate the Props token and reward their engaged users for the value they bring.

Jake Brukhman: YouNow was the first video application to introduce millions of users to a virtual economy where content creators can earn. This makes the YouNow team uniquely positioned to bring blockchain to a broader audience.

Yonatan Sela: Over the past three years, we generated fifty million dollars in digital good sales. We shared the majority of our revenue with content creators. That is at the heart of what we do.

Emma McGann (Voiceover): Introducing an open source platform and token that lets apps reward users who contribute their time and talent with a financial stake in the network they are building together.

Props recognizes the value a user brings to an app through their participation, content, and attention. The more you engage with the Props integrated app, the more Props you get. Users rewarded with Props benefit from valuable in-app perks and a financial stake in the future of the network they are a part of.

David Pakman: For the past several years, people contributed computing power to crypto networks like Bitcoin and Ethereum, earning tokens for those contributions, and those tokens increased in value as those networks grew. Now, social media users can earn tokens for their contributions and have a stake in the future success of the platform.

Emma McGann (Voiceover): Props wraps a complex infrastructure into a simple platform that any app can use, so you can focus on growing your business, leveraging blockchain without handling the blockchain tech, compliance, and the token.

Adi Sideman: Let’s create a better, more equitable digital economy together. Contact us to see how your app could benefit from Props.